# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i-80 Gold Corp., CIK 0001853962
CUSIP: 44955L106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 5190 Neil Road, Suite 110, Reno, Nevada (NV), 89820
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006695
Filed by CIK 0001512920

## Reporting persons
- Sprott Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 37,776,350; sole dispositive power 0; shared dispositive power 37,776,350; aggregate amount beneficially owned 37,776,350 (5.3% of the class)
- Sprott Asset Management USA, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 37,776,350; sole dispositive power 0; shared dispositive power 37,776,350; aggregate amount beneficially owned 37,776,350 (5.3% of the class)

## Item 1. Issuer
Name of issuer: i-80 Gold Corp.
Address of issuer's principal executive offices: 5190 Neil Road, Suite 110, Reno, NV 89820

## Item 2. Person Filing
Name of person filing:
Sprott Inc.
Sprott Asset Management USA Inc.
Address of principal business office or, if none, residence:
Sprott Inc.
Suite 2600, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, ON M5J 2J1
Canada

Sprott Asset Management USA Inc.
320 Post Road, Suite 200
Darien, CT 06820
United States of America
Citizenship:
Sprott Inc. - Toronto, Canada
Sprott Asset Management USA Inc. - California, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Sprott Inc. - 37,776,350
Sprott Asset Management USA Inc. - 37,776,350
Percent of class:
Sprott Inc. - 5.3%
Sprott Asset Management USA Inc. - 5.3%
Sole power to vote or to direct the vote:
Sprott Inc. - 0
Sprott Asset Management USA Inc. - 0
Shared power to vote or to direct the vote:
Sprott Inc. - 37,776,350
Sprott Asset Management USA Inc. - 37,776,350
Sole power to dispose or to direct the disposition:
Sprott Inc. - 0
Sprott Asset Management USA Inc. - 0
Shared power to dispose or to direct the disposition:
Sprott Inc. - 37,776,350
Sprott Asset Management USA Inc. - 37,776,350

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Sprott Asset Management USA Inc., a subsidiary of Sprott Inc. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares without par value

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Sprott Inc.: /s/ Thomas Ulrich, Thomas Ulrich, Authorized Person (08/14/2026)
- Sprott Asset Management USA, Inc.: /s/ Thomas Ulrich, Thomas Ulrich, Authorized Person (08/14/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.